Via Facsimile and U.S. Mail
Mail Stop 6010

September 22, 2008

Dawn G. Lepore
President, Chief Executive Officer and Chairman of the Board
drugstore.com, inc.
411 108th Avenue NE, Suite 1400
Bellevue, Washington 98004

Re: **drugstore.com, inc.**
Form 10-K for the Year Ended December 31, 2007
Filed March 14, 2008
File No. 000-26137

Dear Ms. Lepore:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler,
Assistant Director